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                             March 14, 2023

       Liu Lu
       Chief Executive Officer
       KEEMO Fashion Group Limited
       69 Wanke Boyu, Xili Liuxin 1st Rd
       Nanshan District, Shenzhen
       Guangdong 518052
       China

                                                        Re: KEEMO Fashion Group
Limited
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 24,
2023
                                                            File No. 333-267967

       Dear Liu Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to comment 4 and reissue. Please revise your disclosure so each summary risk factor
related to your operations in China includes a cross-reference to the relevant individual
detailed risk factor in your risk factors section, including heading, subheading, risk factor
title, and page number.
   2. We note your disclosure that you believe you are not currently required to obtain approval from Chinese
authorities, including the CSRC or CAC. Please expand your disclosure to
 Liu Lu
KEEMO Fashion Group Limited
March 14, 2023
Page 2
         state why you are not required to obtain such approval, including, if applicable, an analysis of your domestic company status under the February 17, 2023 CSRC rules.
Risks Relating to Our Company and Our Industry
A recent joint statement by the SEC and the Public Company Accounting Oversight Board..., page 4

3. Please revise your discussion of the HFCAA and AHFCAA in this risk factor to reflect the
         December 29, 2022 amendments to the HFCAA and AHFCAA, including that the number of "non-inspection years" has decreased from three years to two years, and thus, has reduced the time before your securities may be prohibited from trading or delisting.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameLiu Lu                                      Sincerely,
Comapany NameKEEMO Fashion Group Limited
                                                              Division of
Corporation Finance
March 14, 2023 Page 2                                         Office of Trade &
Services
FirstName LastName